PRESS RELEASE
March 27, 2007
Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX-V (Tier 1)
V6C 2T6	SRFDF – OTCBB
Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD ANNOUNCES CLOSING OF $15.1 MILLION
PRIVATE PLACEMENT OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, B.C. (March 27, 2007) – Starfield Resources Inc. (“Starfield” or the “Company”) (TSX-V: SRU and OTCBB: SRFDF) today announced that it has closed the private placement offering (the “Offering”) that was announced by the Company on March 7, 2007. Westwind Partners Inc. and Westwind Partners (UK) Limited (together "Westwind") acted as the lead agents for a syndicate of agents including Dundee Securities Corp. (collectively, the “Agents”) in connection with the Offering and they exercised in full an agents’ option that allowed them to increase the size of the Offering by $3,100,000 for total gross proceeds to Starfield of $15,100,000.

Starfield issued 31,249,999 units of the Company (each a “Unit”) at a price of $0.24 per Unit and 27,142,855 flow-through common shares of the Company (“Flow-Through Shares”) at a price of $0.28 per Flow-Through Share in accordance with the terms of the Offering. Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one transferable

Common Share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one Common Share at an exercise price of $0.30 per Common Share. The Warrants are exercisable for 24 months following the closing of the Offering (the “Closing Date”). In the event that the Common Shares trade at a closing price on the TSX Venture Exchange (“TSX-V”) of greater than $0.375 per share for a period of 20 consecutive trading days at any time after four months and one day after the Closing Date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

Mr. André J. Douchane, President and CEO of the Company, stated “I am pleased that investors’ demand for Starfield’s offering resulted in the Company raising over $15 million and I am confident that we will now be able to advance our Ferguson Lake Project to the next stage.”

Starfield will use the proceeds from the Offering for general exploration expenditures and general working capital purposes.

The Agents received a cash commission fee of $909,999.96 and in addition, the Company issued 4,062,499 non-transferable broker warrants to Westwind Partners Inc. with each broker warrant entitling the holder to buy one Common Share at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the Closing Date; however, the broker warrants are also subject to the same acceleration feature as the Warrants that were issued to the investors in the Offering.

In recognition of certain contractual commitments that had been made by the Company in regard to past financings where capital market services were provided to the Company by Max Capital Markets Ltd. (“Max Capital”), the Company today also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a Common Shares at $0.24 for a period of 24 months following the Closing Date (subject to the same expiry date acceleration feature as the Warrants that were issued to the investors in the Offering).

About Starfield: Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Company,

André Douchane,
President and CEO

Caution concerning forward-looking statements: This communication to shareholders and the public contains certain forward-looking statements. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Actual results may differ materially from those indicated by such statements. Although Company management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that all statements, other than statements of historical fact, included herein, including, without limitation statements regarding future production, are forward looking statements that involve various risks and uncertainties. These risks and uncertainties include those discussed or identified in the Company’s annual report for the year ended February 28, 2006, as filed with the U.S. Securities and Exchange Commission on Form 20-F. Among others, these include risks related to the uncertainty associated with calculating reserves and mineralization, operating hazards in the mining industry and the Company’s inability to meet its future capital requirements. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	André Douchane
The Equicom Group		Starfield Resources Inc.
+1 (416) 815-0700 ext.275		+1 (416) 671-8089
mjoyner@equicomgroup.com		www.starfieldres.com